OPERATING AGREEMENT
OF
DIAMANTE BLOCKCHAIN LLC
(Multi-Manager)

THIS OPERATING AGREEMENT (the "Agreement"), effective as of the 24th day of April, 2018, is by (a) Dineshkumar Patel and Chirag Babubhai Jetani, (as the "Managers"); (b) Dineshkumar Patel, Chirag Babubhai Jetani, Kiritbhai Nathubhai Vaghani and Bharatkumar Arjanbhai Kakadiya and Manish Ravjibhai Patel and Sneh Rajubjai Savani and Nikul Premjibhai Godhani and Ashokbhai Sanghani (as the "Members"); and (c) DIAMANTE BLOCKCHAIN LLC, (the "Company")—all of whom shall collectively be referred to as the "parties" herein. The parties intend by this Agreement to define their rights and obligations with respect to the Company's governance and financial affairs and to adopt regulations and procedures for the conduct of the Company's activities. Accordingly, the parties agree as follows:

ARTICLE I
FORMATION OF COMPANY

1.0*I*   *Articfes of Organization; Cfassification; Etc.*

a.   The parties hereby establish a Limited Liability Company (the "Company"), upon the terms and conditions set forth herein. Contemporaneously with this Agreement, the Managers have filed with the state of Kansas "Articles of Organization" for the Company. The parties agree and stipulate that (i) the provisions of the Company's Articles of Organization shall take precedence over the provisions of this Agreement; and
(ii) except for ministerial changes (such as recording a change of address or the name of a new Manager), the Company's Articles of Organization may be amended only upon the written consent of the 85% Majority (i.e., as defined below, those Members entitled to receive 85% of the portion of the Company's Net Profits to which Members are entitled).

b.   The Company and the Members hereby agree and elect to treat the Company as a partnership for federal tax purposes. Each Member and Manager hereby agrees to execute and deliver to the Company, or file with the Internal Revenue Service, any election or other document, as reasonably determined by any Member to be necessary or desirable, confirming or implementing the provisions of this Paragraph. However, the parties expressly intend that the Company shall never be classified or operated as a partnership for the purposes of Section 303 of the Federal Bankruptcy Code. The parties agree to operate the Company and to conduct their affairs in a manner consistent with this intent.

1.02   *Name and* **f'rincipof f•foce** *ofBusiness*

The name of the Company is DIAMANTE BLOCKCHAIN LLC, and its office and principal place of business shall be at 15621 W 87th St Pkwy Suite 146, Lenexa Kansas, Kansas, 66219, or such other place or places as the Managers may determine from time to time.

1.03 **_Term of Company._** The Company shall commence operations as of the date of this Agreement and shall dissolve upon such events as set forth in the Articles of Organization.

1.04 **_Definitions._** This Paragraph sets forth the specific definitions of certain terms used in the Articles of Organization and in this Agreement—all of which begin with capitalized letters:

a. "Act" refers to the Kansas Limited Liability Company laws.

b. "Available Funds" means the amount by which the total cash revenues generated from the ordinary operations of the Company and other investments (other than proceeds from the sale, refinancing, exchange or condemnation of Company property) exceed the Company's aggregate cash expenditures (including debt amortization and interest expenditures), Company operating expenses, amounts set aside for working capital, and the creation and restoration of such reserves as the Managers deem reasonable to operate the Company. Available Funds also includes any cash made available for distribution by the determination of the Managers that any reserves of the Company or the Company's working capital may prudently be reduced.

c. "Bankruptcy" and "Bankrupt" include the judicial determination of bankruptcy under federal bankruptcy law or under Kansas insolvency law. "Bankruptcy" and "Bankrupt" also include any of the following actions or events: (i) making a general assignment for the benefit of creditors; (ii) filing a voluntary petition in bankruptcy; (iii) becoming the subject of an order for relief in bankruptcy proceedings; (iv) filing a petition or answer seeking for reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any statute, law, or regulation; or (v) seeking or acquiescing in the appointment of a trustee, receiver, or liquidator for all or any substantial part of the party's properties.

d. "Capital Accounts" means the Capital Accounts of the Members maintained pursuant to Paragraph 4.03 below.

e. "Capital Contribution" means an amount equal to the sum of all cash and the fair market value of other property contributed by a Member to the Capital of the Company.

f. "Code" without any other notation means the Internal Revenue Code of 1986, as amended.

g. "Dissolution" means (i) the filing of articles of dissolution or the equivalent for an entity or the commencement of winding up of the entity (whichever occurs first); or (ii) the administrative dissolution of that entity and the lapse of any period allowed for reinstatement.

k "Distribution" means the transfer of money or other property (directly or indirectly) as permitted or required under this Agreement on account of a Member or assignee holding an interest in the Company; a Distribution does not include (i) the issuance of an interest in the Company to a Member, (ii) the incurrence of Company debt, or (iii) the payment of reasonable compensation (including reasonable payments to any retirement or deferred compensation plan) for past or present services.

i.   A person is "Incapacitated" and the "Incapacity" of a person occurs when he submits any claim for disability insurance benefits or for early distribution of any amounts from any qualified pension or profit-sharing plan on account of disability; in the alternative, "Incapacity" and "Incapacitated" also refer to a judicial determination that a person is impaired by reason of mental illness, mental deficiency, physical illness or disability, chronic use of drugs, chronic intoxication, or any other cause (except minority) to the extent that he lacks sufficient understanding or capacity to make or communicate responsible decisions.

j.   "Majority," when modified by a specific percentage, refers to those bona fide Members who are entitled to receive that specific percentage of the portion of the Company's Net Profits to which Members are entitled. Thus, phrases such as 'the 51% Majority," or 'the 66% Majority," or 'the 75% Majority," or 'the 100% Majority" may be used in this Agreement. For example, suppose assignees or other non-member parties holding mere economic interests in the Company are entitled to receive 10% of the Company's Net Profits; and further suppose that this Agreement calls for 'the 66% Majority" to approve or authorize a particular action. In that case, Members who are entitled to receive 59.4% of the Net Profits (66% of 90%) must give their approval, consent, etc., before the Company can take that specific action.

k "Managers" means the persons, whether or not Members, who are named or appointed to manage the Company pursuant to the provisions of Paragraph 3.01 below.

1. "Members" means collectively the original parties to this Agreement and any other person who becomes a substituted or a new Member hereunder; however, the Company may accept additional Capital Contributions or services from non-Members and in consequence admit additional persons as Members only upon the written consent the 66% Majority.

m "Net Profits" and "Net Losses" mean the Company's net taxable income or loss for the calendar year, as determined in accordance with Code Section 703(a), and shall be computed in accordance with generally accepted accounting practices consistently applied. Except as provided in this Agreement, the Company's Net Profits and Net Losses, and every item of income (taxable or tax exempt), deduction, gain, loss, and credit included therein or required to be stated separately by Code Section 703(b) (1), shall be allocated proportionately among the Members (or their assignees) according to their respective interests in the Company's Net Profits and Net Losses.

n. A "Transfer" is any sale, assignment, conveyance, pledge, encumbrance, gift, bequest or other transaction of any kind that affects or changes the ownership of any interest of any Member in the Company (or the interest of any person who is a successor in interest to a Member), including changes of ownership incident to any divorce, whether or not for value and whether or not made to another party to this Agreement. However, a "Transfer" does not include any other change of ownership which is made solely on account of a court order or by operation of law.

1.05   ***Purpose of Company.*** The Articles of Organization describe the purpose and business of the Company, which can be changed only by a valid amendment to the Articles of Organization, as provided in Paragraph 1.01(a) above.

1.06   ***Designated and Registered Offices; Records.*** The Managers shall select and continuously maintain within the State of Kansas a "Designated Office" of the Company. The Managers shall also designate and maintain a "Registered Office" and a "Registered Agent" (at the same address) for service of process on the Company, which agent must be an individual resident of Kansas, a corporation, or a foreign corporation authorized to do business in Kansas. The Managers shall keep (or cause to be kept) the following records at the Designated Office:

a.   A current list in alphabetical order of the full name and last known business, residence or mailing address of each Manager and each Member;

b.   A copy of the stamped Articles of Organization and all certificates of amendment thereto, together with signed copies of all powers of attorney pursuant to which the Articles of Organization or any amendment has been signed;

c.   A copy of this Operating Agreement plus all amendments thereto;

d.   A copy of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

e.   Copies of any financial statements of the Company for the three most recent years;

f.   A copy of the minutes, if any, of each meeting of the Members and of any written consents obtained from the Members.

1.07   Inspection of Records; Confidentiafity.

a.   A current or former Member or Manager of the Company is entitled to inspect and copy, during regular business hours at the Company's Designated Office, any of the records described in Paragraph 1.06 above– after first giving the Company written notice of the demand at least five business days before the inspection is to occur. However, a former Member or Manager is entitled to inspect and copy only those records (i) which relate solely to the period of time during which he or she was a Member or Manager, or (ii) as may be reasonably necessary to establish a claim or defense in a controversy with the Company, any Member or Manager, or any other person.

b.   Each current or former Member or Manager may designate in writing an attorney or agent, and that person shall have the same inspection and copying rights as the person represented by the agent or attorney. When doing so would be reasonable, the Company shall honor this right to copy records by providing copies made by photographic, xerographic, electronic, digital scan, or other means. Moreover, the Company may impose a reasonable charge, payable in advance (but not to exceed the estimated cost of production or reproduction of the records), to cover the costs of labor and material, for copies of any documents to be provided.

c.   No current or former Member or Manager will (i) disclose to any unauthorized person, (ii) use for his or any other person's personal gain, or (iii) use for any other improper purpose—any information relating to the Company or its activities (including without limitation, its books, records, correspondence, business plans, intellectual property, data bases, financial statements, and tax returns).

       1.08   ***Registered Agent's Power of Attorney.*** The Company's initial registered agent (i.e., the person named in the Articles of Organization) is hereby appointed as the Company's agent and attorney-in-fact with full authority on behalf of the Company to sign and file with the state of Kansas any annual reports required by the Act. Any other registered agent of the Company shall have this authority only if it is specifically granted by the Managers pursuant to a written memorandum at the time of his appointment as registered agent.

       1.09   ***Expulsion of Members.***

a.   The Company may expel a Member, with or without cause, but only with the written approval of the 66% Majority. A Member's expulsion from the Company under this Paragraph 1.09(a) will be effective upon the Member's receipt of written notice of the expulsion.

b.   In addition, a Member may be expelled by judicial determination (on an application by the Company or another Member) that the Member (i) has engaged in wrongful conduct that adversely and materially affected the company's business; (ii) has willfully or persistently committed a material breach of the Articles of Organization or this Agreement or of a duty owed to the Company or to the other Members under this Agreement or under the Act; or (iii) has engaged in conduct relating to the Company's business which makes it not reasonably practicable to carry on the business with the Member.

ARTICLE II
COMPANY FINANCES

2.01 *Capitaf.* The initial capital of the Company shall consist of property and cash transferred which shall be allocated among the Members' capital accounts as set forth in Exhibit A, which is attached.

2.02 *Profit Loss Sharing.* Initially, the Net Profits and Net Losses of the Company shall be divided and borne among the Members as set forth in Exhibit A. Following the date of this Agreement, each Member's percentage share of the Net Profits and Net Losses shall reflect each Member's proportionate share of the Company's total Capital Accounts which are adjusted from time to time as provided in Paragraph 4.03 below. However, for income tax accounting and reporting purposes, the gain or loss on the sale, exchange, or other disposition of any asset contributed to the Company by any Member shall be allocated among the Members so as to take account of the variation between the basis of the asset to the Company and its fair market value at the time of contribution, in accordance with the applicable federal tax laws.

2.03 *Additionaf Contributions.* No Member shall be required to make any additional contributions to the capital of the Company beyond those set forth in Paragraph 2.01 above. Each disproportionate Capital Contribution shall be allocated to the Capital Account of the contributing Member at the time of the contribution, unless the party making the contribution specifies in a contemporaneous writing the amounts that should be allocated to specific Capital Accounts.

2.04 *Compensation for Services.* The compensation of any Member who renders services to the Company may be payable as a guaranteed payment, which shall be established from time to time solely by specific written agreement between him and the Company. Any such compensation shall be reasonable in relationship to the services performed. Any compensation payable pursuant to this Paragraph 2.04 which is characterized and reported as guaranteed payments for personal services shall be payable without regard to the income of the Company and shall be treated as an expense of the Company in determining its Net Profits and Net Losses.

2.05 *Interest.* No interest shall be paid by the Company to any Member on his Capital Contributions.

2.06 *Time for Return of Contributions.* No Member shall be entitled to a return of his Capital Contributions or his Capital Account until the full and complete winding up and liquidation of the business and affairs of the Company.

2.07 *Loans from Members.* The Members shall not be required to make loans to the Company. If the Managers deem it necessary or helpful to the conduct of the Company's business, the Managers may accept loan funds from some or all of the Members. All such loans unless otherwise specifically stated shall be payable on demand and shall bear interest at the rate of 12% per annum compounded monthly, and shall be repaid prior to any distribution to the Members (out of Available Funds or otherwise).

2.08 *Reimbursement.* The Company must reimburse each Manager and each Member for payments made and liabilities reasonably incurred by him or her in the ordinary and proper conduct of the Company's business, or for the preservation of its business or assets. However, all obligations to reimburse any Member or Manager under this Agreement shall apply only to the extent that the expenses, costs, fees and liabilities in question exceed the applicable insurance carried by the Company.

2.09   ***Distributions of Available Funds.*** The Company will distribute its Available Funds at least annually. All Distributions of Available Funds shall be allocated among the Members in proportion to the Members' Capital Accounts as of the beginning of the current calendar year. (Capital Accounts are adjusted from time to time as provided in Paragraph 4.03 below.)

2.10   ***Members' Rights and Liabilities Regarding Distributions.*** No Member shall be entitled to a share of any Distribution out of Available Funds unless at least one other Member has actually received a share of the same Distribution. No Member, regardless of the nature of his Capital Contribution, has any right to demand and receive any Distribution from the Company in any form other than cash. No Member has priority over any other Member as to Distributions of any kind. However, a Member may be compelled by the Company to accept as a Distribution in kind any asset contributed by the Member; otherwise, all in-kind Distributions of Company assets shall be allocated among the Members in proportion to the Members' Capital Accounts as of the beginning of the current calendar year. If for any reason a Member receives a wrongful Distribution, the Member shall return it to the Company within 30 days after receiving notice of the wrongful Distribution, provided such notice (and if necessary a legal proceeding to recover the wrongful Distribution) is made within five years from the date thereof. For the purposes of this Agreement, a Distribution is wrongful only if it was made (a) by mistake, or (b) in violation of the Articles of Organization, this Agreement, or the Act.

2.11   ***Waiver of Liability for Return of Certain Distributions.*** The Members hereby permanently and unanimously waive and eliminate, to the maximum extent permitted by law, any liability of any Member for the return of money or property to the Company which the Member rightfully received as a Distribution of part or all of the Member's Capital Account.

ARTICLE III
COMPANY MANAGEMENT

3.01   ***Appointment of Managers.*** The initial Managers shall be Dinesh Patel and Chirag Babbubhai Jetani. The parties expressly agree and stipulate that upon the death, resignation, removal, Incapacity, or Bankruptcy of any initial Manager, the other initial Manager(s) shall serve as the sole Manager(s). Upon the death, resignation, removal, Incapacity, or Bankruptcy of the last of the original Managers, or of any Manager who succeeds them, the next Manager shall be appointed by the 66% Majority. If the Members fail to appoint a new Manager within 90 days after the resignation, etc., of the last remaining named successor Manager, the Company shall become member-managed, with all determinations that were the province of the Managers to be decided by the 66% Majority. Any Manager may be removed at any time, with or without cause, but only upon the written consent of the 66% Majority.

3.02   ***Conveyances and Contracts.*** Any contract of the Company or any deed, bill of sale, mortgage, lease, contract of sale or other commitment of the Company purporting to bind the Company in any way or to convey or encumber the interest of the Company in all or in any portion of any real or personal property at any time held in its name, shall be signed by any

Manager on behalf of the Company, and no other signature will be required. When acting for the Company in the usual course of its business, any Manager acting alone has the power to bind the Company and no person has an obligation to inquire into the Manager's actual authority. However, if a Manager acts outside the scope of that Manager's actual authority, that Manager will indemnify the Company for any costs or damages it incurs as a result of the unauthorized act.

3 03 *Specific Powers of the Managers.* The Managers shall determine all matters based upon their mutual consent and their sound business judgment and the discharge of their fiduciary duties to the Members. The Managers shall have exclusive power and control over the business of the Company. Except as otherwise specifically provided in this Agreement, all matters in connection with the conduct of the Company's business and the use or disposition of its assets shall be decided solely by the Managers. Without limiting the generality of the foregoing, the Managers shall have the power and authority on behalf of the Company to:

a Employ such persons, firms, or corporations as, in their sole discretion and judgment, they shall deem advisable for the proper operation and management of the business of the Company;

b. Invest Company funds in interest-bearing accounts, commercial paper, government securities, certificates of deposit or similar investments;

G. Execute promissory notes, deeds of trust, regulatory agreements and all other documents, agreements, or certifications;

d. Sell, transfer, exchange (whether or not qualifying as a tax-free exchange under Code Section 1031), assign, convey, lease, mortgage, or otherwise dispose of all or any part of the investment assets or real property assets of the Company; and

e Appoint one or more managing agents for the assets of the Company.

3.04 *Restrictions on Managers.* Notwithstanding the foregoing, the Managers must obtain the written consent of the 75% Majority before they may:

a Confess a judgment against the Company;

b. Pledge the credit of the Company in any way;

G. Guarantee any debt or obligation of others on behalf of, or in the name of, the Company;

d. Assign the Company's assets in trust for creditors or on an assignee's promise to pay the debts of the Company;

e Dispose of the operations or goodwill of any business of the Company;

f. Submit any Company claim or liability to arbitration or reference;

g.   Effect the merger or conversion of the Company into some other company, partnership or corporation;

h.   Participate in a transaction involving a conflict of interest between a Manager and the Company;

i.   Compromise a dispute involving an amount in controversy in excess of $10,000;

j.   Make Distributions in excess of Available Funds;

k.   Provide for the indemnification of a Manager beyond the provisions of this Agreement;

l.   Domesticate or transfer the Company into the jurisdiction of some other state;

m.   Use or possess Company property except in furtherance of Company purposes; or

n.   Do any act which would make it impossible or impracticable to carry on the ordinary business of the Company.

     3.05   ***Powers and Duties of Members.*** **A** Member who is not also a Manager shall not participate in the management or control of the business affairs of the Company, transact any business on behalf of the Company, or have any power or authority to sign any agreement or document in the name of the Company or to bind or obligate the Company. Members shall have no right to vote on any matter unless the right to vote or consent with respect thereto is expressly granted to them in this Agreement. If a Member presumes to act as though he or she were a Manager, or attempts to contravene the limitations of this Paragraph 3.05, the Member will indemnify the Company for any costs or damages it incurs as a result of the unauthorized action or activity.

     3.06   ***Liabilities of Managers; Indemnification.***

a.   The Company shall indemnify and save each Manager harmless from any damages, expenses, loss or liability incurred by him or her by reason of any act performed on behalf of the Company or in furtherance of the Company's interest
— except when the act or event is described in Paragraph 3.06(b) below.

b.   Each Manager shall be liable to the Company and the Members for, and shall indemnify and save harmless the Company and each Member from, any damages, expenses, loss or liability arising out of, any act or omission by him or her which is (i) outside the scope of his or her actual authority granted by this Agreement, (ii) a breach of a fiduciary duty owed to the Company or to the Members, (iii) a breach of any term or covenant contained in this Agreement, (iv) fraud, (v) bad faith, (vi) willful misconduct, or (vii) gross negligence.

ARTICLE IV
COMPANY ACCOUNTING

4.01   *General Provisions.* The fiscal year of the Company shall be the calendar year. The Company's books and records shall be maintained in accordance with generally accepted accounting practices consistently applied and upon the cash receipts and disbursements method of   accounting.

4.02   *Income Tax Information.* The Company shall provide to each Member, information on such Member's share of the Company's taxable income or loss and each class of income, gain, loss, deduction, or credit that is relevant to the Company's affairs. This information shall be furnished to the Members as soon as possible after the close of the Company's taxable year, but not later than the first day of April of each year.

4.03   *Capital Accounts.* A single Capital Account shall be maintained for each Member. These Capital Accounts shall also determine each Member's share of the net assets of the Company during the continuation of the Company as well as the share of the Company's net assets that are distributable to the Member upon the Dissolution and winding up of the Company. The Company shall create, maintain and adjust the Capital Accounts as follows, and all of these provisions shall apply with equal force to the economic interest and Capital Account of each person who holds an interest in the Company as an assignee):

a   Annual *Adjustments*. At the inception of the Company and again at each calendar year end thereafter, the Capital Account of each Member shall be (i) increased by the amount of money plus the net fair market value of property contributed by him to the Company; (ii) adjusted to reflect his distributive share of all items of gain or loss for income tax purposes (including his share of Net Profits or Net Losses); and (iii) decreased by the amount of money plus the net fair market value of property distributed to him by the Company.

b.   *Revaluation Adjustments*. In addition, in connection with any of the following events, the Capital Accounts shall be either increased or decreased contemporaneously to reflect the revaluation of Company assets (including intangible assets such as goodwill): (i) a Capital Contribution made by or on behalf of either a new or an existing Member; (ii) a distribution made in partial or complete redemption of a member's interest in the company; or (iii) the Dissolution and winding up of the Company. Upon any such revaluation event, the stated value of Company assets shall be adjusted to fair market value and unrealized income, gain, loss, or deduction inherent in such Company assets that have not been previously reflected in the Capital Accounts shall be allocated to the Capital Accounts. Notwithstanding the foregoing provisions, the Company shall not make any such revaluation adjustment if the amount of the contribution or distribution is *de minimis* or if the character and amount of the contribution or distribution are made or received proportionately by existing Members.

c   *Income Tax Accounting Adjustments*. Consistent with the foregoing, throughout the full term of the Company, the Capital Accounts shall be maintained pursuant to the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv), and all Amendments thereto. The provisions of said Regulation are hereby incorporated by reference as though fully set forth herein and they shall take precedence overall provisions of this Agreement. For example, the calculation of "net fair market value," the treatment of liabilities, the impact of property revaluations, and the adjustments required by all other matters affecting the Capital Accounts shall be determined pursuant to said Regulation.

4.04 ***Obfigation to Restore.*** For the purposes of this Paragraph 4.04, a Member shall have a deficit balance in his Capital Account if (a) following the liquidation of the Member's interest in the Company (or following the liquidation of the Company), as determined after taking into account all Capital Account adjustments for the Company's taxable year during which such liquidation occurs, the Member has a deficit balance in his Capital Account; and (b) this deficit is due to disproportionate Distributions or special allocations of deductions or losses. Any Member who has a deficit balance in his Capital Account (upon the conditions specified immediately above) shall be unconditionally obligated to restore the amount of such deficit balance to the Company by paying the full amount thereof in cash. This payment shall be due not later than the end of the taxable year of such liquidation (or, if later, within 90 days after the date of such liquidation). The funds thus paid to the Company shall be paid to the Company's creditors or to the Members who have positive Capital Accounts, as provided in Paragraph 6.03 below.

ARTICLE V
TRANSFER OF MEMBERS' INTERESTS

5.0*I* ***Restrictions on Transfers of Members' Interests.***

a. <u>*Requirements %r Transfers.*</u> Except as provided under Paragraph 5.02 below regarding sales or encumbrances, no Member shall have the right to "Transfer" (i.e., sell, encumber, pledge, assign, give or convey [whether voluntarily or involuntarily]) his interest in the Company to any person or entity (thereby substituting or making such transferee, etc., a new Member), unless he first obtains the specific, written consent of the 51% Majority— which consent may not be withheld unreasonably. However, the requirement of Members' consent under this Paragraph 5.01(a) and the rights of first refusal under Paragraph 5.02 below shall not apply to a Transfer of an interest in the Company to any person who is a Member, a descendant of the Member, a trust for the benefit of the Member which is revocable by the Member, or an entity owned and controlled 100% by the Member. In all cases, no person may become a new or substituted Member unless he first tenders to the Company a writing (in form and content acceptable to the Company) by which the person agrees to be bound by the provisions of this Agreement.

b. <u>*Status o[Recipients.*</u> No purported recipient or lien holder of any Transfer who fails to provide such written agreement and who fails to gain any required consents shall become a Member of the Company; he shall receive only the share of Net Profits and Net Losses and such Distributions as the original Member or the prior holder of an interest in the Company (the "Transferor" herein) would have received but for the sale, assignment, transfer, etc. Moreover, prior to formal

admission into the Company as a Member, no recipient or assignee shall have any right (i) to vote on any matter, (ii) to interfere in or participate in the management or administration of the Company's business or affairs, (iii) to require any information regarding or on account of the Company's transactions, or (iv) to inspect the Company's books and records.

c. *Liabilities o[Trans[erors and Reci pients.*

(i) No Transferor of an interest in the Company shall be released from any or any portion of any liability to the Company by reason of the Transfer or by reason of the recipient's becoming a Member. If a Transferor who is a Member Transfers less than all of his interest in the Company, his rights as a Member shall be reduced to reflect only that portion of his interest which he or she has retained.

(ii) A recipient who becomes a Member is liable for any obligations of his Transferor to make contributions and to return Distributions as provided in this Agreement and in the Act. However, a recipient who becomes a Member is not obligated for liabilities of the Transferor which are unknown to the recipient at the time he became a Member; but, any such recipient has constructive notice of any obligations described in the Articles of Organization or in this Agreement.

d. *Certain Transfers are Void*. Notwithstanding any other provision of this Agreement, the following Transfers shall be void for all purposes and shall not be recognized by the Company, the Manager(s), or any Member: (i) any Transfer which, either alone or in conjunction with other Transfers, results in the Company's termination for federal income tax purposes; (ii) any Transfer to a person who is Incapacitated, Bankrupt or a judgment debtor; or (iii) any Transfer which contravenes or ignores the provisions of Paragraph 5.02 below.

5.02 ***Right of First Refusaf, Etc.*** In addition to the foregoing provisions, a Transferor who desires to sell or encumber his or her interest in the Company may do so only if the Transferor makes the offer to sell (which is described immediately below), and the Company does not accept the offer.

a. *Otfer hv Transferor.* The offer to sell shall be given to the Company, shall be in writing, and shall be attached to a statement of intention to transfer or encumber (as the case may be); said statement shall include the name and address of the prospective purchaser or lienor, the percentage of Net Profits or other interest in the Company involved in the proposed transfer or encumbrance, and the terms of such transfer or encumbrance. The Transferor's offer to the Company shall contain the identical terms and conditions set forth in said statement.

b. *Acceptance o[Otfer*. Within 30 calendar days after the receipt of such offer, the Company may choose to purchase part or all of the interest in the Company involved in the proposed transfer or encumbrance. The Company shall accept the offer by giving written notice thereof to the Transferor. The notice of acceptance shall specify a date for the closing of the purchase which shall fall on the latter of 45 calendar days after the date of giving such notice of acceptance or the closing date specified in the Transferor's proposed transaction.

c. *Release from Restriction.* If the Company declines to accept the offer and fails to exercise the option described above, the Transferor may make a bona fide transfer or encumbrance to the prospective purchaser or lienor named in the statement attached to the offer. If the Transferor fails to make such transfer or encumbrance within 25 calendar days following the expiration of the 30-day period provided in Paragraph 5.02(b) above, his interest in the Company shall again become subject to all the restrictions of this Agreement.

5.03   Consequences Foffoii'ing *Cessation of Membership Status.*

a. *Events of Cessation.* A Member shall cease to be a Member (i) upon his death, Incapacity, Bankruptcy, Dissolution, or expulsion; or (ii) when his interest in the Company becomes the subject of a charging order or an action for judicial foreclosure. In addition, any Transferor who persists in an attempt to consummate a void Transfer (per Paragraph 5.01(d) above) after receiving written notice from the Company that the proposed Transfer is impossible, for the entire period of such persistence, shall cease to be a Member.

b. *Rights Following Cessation.* In general, following the cessation of a person's membership status, the person or the person's successor in interest shall have only those rights of a recipient pursuant to Paragraph 5.01(b) above; however,

the personal representative, executor, or administrator of a deceased Member—and the guardian or conservator or other legal representative of an Incapacitated Member—may exercise all of that Member's rights for the purpose of settling his estate or administering his property, including any power of an assignee and any power the Member had under the Articles of Organization or this Agreement.

c. *Optional Purchase of Interest.* For the two-year period following the cessation of a person's status as a Member for any reason, the Company—with the approval of the 66% Majority—shall have the option (but not the obligation) to purchase his membership interests in the Company. This option may be exercised during that period by tendering the down payment described in Paragraph 5.04 below. This optional purchase shall be upon the price and terms set forth in Paragraph 5.04 below.

5.04   Kofuofiion *and Terms of Purchase.*

a. *Determination of Value hv the Parties.* Following an election under Paragraph 5.03(c) to acquire a Member's (or former Member's) interest in the Company, the purchase price shall be the fair market value of such Member's interest at the time of the election to purchase, as determined by the mutual agreement of the parties.

b. *Determination of Value hv CPA.* If the parties fail to agree on the fair market value of such Member's interest within 45 days following the election to purchase, the valuation shall be based upon the price at which the interest would change hands in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither being under any compulsion to

buy or to sell, taking into consideration all relevant facts and circumstances, including the provisions of the Articles of Organization and this Agreement and all discounts, premiums, and principles applicable to valuations for federal estate tax purposes. Any such valuation shall be made by the Company's certified public accountant or such other appraiser as he shall select (who shall represent no individual party but shall act as an arbitrator). The final determination by such accountant shall be binding on both parties. The Company and the party who is involved in the valuation of an interest in the Company shall split the costs associated with the determination of the purchase price.

c. *Pavment o[Purchase Price.* The closing of the purchase shall take place within 30 days from the determination of the value of the interest. At closing, the Company shall pay in cash 10% of such purchase price, and the Company shall pay the balance thereof in installments. These installment payments shall be amortized over a 15-year period in equal annual installments, with interest from the closing date at the then lowest permissible "Applicable Federal Rate" under Code Section 1274, as amended, for long-term obligations and with the first payment due one year after the closing date.

5.05 ***Restrictions after Purchase.*** As long as any amount referred to in Paragraph 5.04 is unpaid, the Company shall conduct its affairs subject to the following restrictions, which shall apply until such obligation is paid in full, unless the restrictions are waived in writing by the Transferor, his personal representative, or other successor in interest.

a. *Memher Compensation.* Compensation for services rendered to the Company to be paid to any Member or any member of his family, including his spouse and lineal ancestors or descendants, by blood or adoption, may not be increased beyond the amount paid during the fiscal year of the Company ending just prior to the date this restriction first becomes applicable.

b. *Borrowings.* The Company may not increase its borrowings except for the following, all of which shall be related to the continuation or expansion of its present business activities only: (i) current working capital needs; (ii) replacement of worn out plant and equipment; and (iii) trade-in of used equipment on new equipment.

c. *Companv Distributions*. The Company may make only such Distributions to Members as may be necessary: (i) to permit the remaining Member to pay any personal federal and state income taxes which are due solely on account of his distributive share of the Company's profits and items of taxable income (exclusive of all guaranteed payments for services rendered to the Company) for any taxable year of the Company; and (ii) to permit the Company to make, directly or indirectly, payments on its obligations hereunder.

5.06 ***Examination of Books and Records.*** As long as any part of such purchase price shall remain unpaid, the Transferor (or his successor in interest) shall have the right to examine the books and records of the Company from time to time and receive copies of all accounting reports and tax returns prepared for or on behalf of the Company.

5.07   *Acceferation of Unpaid Purchase Price.* If the Company breaches any of its obligations under Paragraphs 5.04 and 5.05, the Transferor or his successor in interest, in addition to any other remedies available, may elect to declare the entire unpaid price due and payable upon 30 days' prior written notice of such breach.

5.08   *Costs of Transfer.* All costs and expenses incurred by the Company in connection with any disposition or transfer of a Company interest or any part thereof (including any filing, recording and publishing costs and the fees and disbursements of counsel), shall be paid jointly and severally by the Member disposing of such interest and by his successor in interest.

5.09   *Affocations.* Upon the disposition of any interest in the Company, the income, gains, credits and losses allocable hereunder to such interest or part thereof for the fiscal year in which the disposition occurs shall be allocated between the Member and his successor in interest in proportion to the number of days during the fiscal year in which each held the interest or part thereof, unless the parties agree otherwise at the time of the transfer.

5 10   *Adjustment of Tax Basis.* Upon the transfer of an interest in the Company (including a purchase of such interest by the Company) or the distribution of an asset of the Company to a Member, the Company may elect, pursuant to Code Section 754, as amended, to adjust the basis of Company assets as allowed by Code Sections 734(b) and 743(b). The election, if made, will be filed with the Company's information income tax return for the first taxable year to which the election applies.

ARTICLE VI
DISSOLUTION OF COMPANY; WINDING UP

6.01   *Dissofution Events.* The Company shall dissolve upon the earliest event stated in the Articles of Organization. Following Dissolution, the Company shall continue its existence but may not carry on any business or activities except as appropriate to wind up and liquidate its business and affairs, as provided by law and the provisions of Paragraph 6.02 below.

6.02   *Winding Up.* Upon the Dissolution of the Company, the Managers (or, a special liquidator appointed either by the Managers or, in default of such appointment, by the Members) shall (a) cause the assets of the Company to be liquidated and distributed in an orderly and business-like manner so as not to involve undue sacrifice; and (b) establish such reserves as may be appropriate for any contingent or unforeseen liabilities of the Company. If, following a sale of Company assets, the only asset held by the Company is a promissory note or notes or other contractual rights to receive payment for the assets sold, then in the absolute discretion of the Managers or the liquidator, the Company may either continue in existence for the purpose of collecting the notes, or dissolve and terminate and assign the note or notes to any one Member who shall collect the note or notes as agent for the Members. In liquidating the Company, the Members or liquidator may either sell all or part of the Company's assets and distribute the proceeds or may make Distributions completely or partially in kind, and may distribute to the Members undivided interests in assets. The Company shall distribute any assets in kind to the Members as tenants in common and at the fair market values of such assets and shall allocate to the Members' Capital Accounts the amount of gain or loss that would have been recognized had the assets been sold at their fair market values.

6.03 **Disbursements of Assets upon Winding Up.** After dissolution, and during winding up, the assets of the company shall be applied to pay or satisfy: (a) first, the liabilities to Company creditors other than Members, in the order of priority as provided by law; (b) second, the liabilities to Members in their capacities as creditors, in the order of priority as provided by law; and (c) third, the expenses and cost of winding up. Company assets remaining after application of the preceding sentence shall be allocated and distributed to the Members in accordance with the Members' final Capital Account balances after allocation of all Net Profits and Net Losses including those profits and losses accrued or incurred during winding up.

6.04 **Required Fifings.** The Managers (or the liquidator) will file with the state of Kansas, articles of dissolution and will take such other actions as are reasonably necessary or appropriate to effectuate and confirm the cessation of the Company's existence.

ARTICLE VII
GENERAL PROVISIONS

7.01 **Captions; Pronouns.** Any titles or captions of Articles or Paragraphs contained in this Agreement are for convenience only and shall not be deemed part of the context of this Agreement. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification of the person or persons, firm or firms, corporation or corporations as the context may require.

7.02 **Binding Effect.** Except as otherwise herein provided, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their heirs, executors, administrators, successors and all persons hereafter having or holding an interest in this Company, whether as assignees or otherwise.

7.03 **Amendment of the Agreement.** This Agreement may be amended only upon the written consent of the 85% Majority.

7.04 **Entire Agreement.** This Agreement, together with all exhibits attached to or mentioned in this Agreement, contains the entire contract of the parties respecting all matters mentioned in this Agreement. There are no representations, agreements, arrangements or understandings (oral or written, contemporaneous or previous) among the parties hereto relating to the subject of this Agreement which are not fully expressed herein.

7.05 **Appficabfe Law; Resofution of Inconsistencies.** This Agreement shall be governed by and construed in accordance with the laws of the State of Kansas. If there are inconsistencies between this Agreement and the Company's Articles of Organization, the latter will control. If there are inconsistencies between this Agreement and the Act, this Agreement will control—except to the extent the inconsistencies relate to provisions of the Act which the parties cannot alter by agreement. Without limiting the generality of the foregoing, unless the language or context clearly indicates a different intent, the provisions of this Agreement

pertaining to the Company's governance and financial affairs and the rights and obligations of the parties will supersede the provisions of the Act relating to the same matters.

7.06 ***Arbitration.*** No civil action concerning any dispute arising under this Agreement shall be instituted before any court. Instead, all such disputes (and all deadlocked matters) shall be submitted to final and binding arbitration to a single arbitrator. Arbitration shall be in accordance with the rules of the American Arbitration Association—or as the parties may agree in writing within 10 days from the first demand for arbitration. In all arbitrations, (a) the arbitrator shall base his award and all other determinations upon the applicable principles of Dinesh Patel law; and (b) the prevailing parties shall be awarded 100% of their reasonable costs and attorneys' fees (including all such costs and fees arising out of any action or threatened action to avoid, appeal, or confirm this Paragraph 7.06 or the arbitrator's award). The parties agree that their interests in the Company cannot be readily sold in the open market, and for that reason among others, the parties will be irreparably damaged if this Agreement is not specifically enforced. Therefore, in addition to any award of damages, any such award may, in the discretion of the arbitrator, require specific performance of this Agreement. The arbitrator's award resulting from such arbitration may be confirmed and entered as a final judgment in any court of competent jurisdiction and enforced accordingly.

7.07 ***Severabifity.*** If any term or provision of this Agreement or the performance thereof shall to any extent be invalid or unenforceable, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provisions of this Agreement and this Agreement shall be valid and enforced to the fullest extent permitted by law.

7.08 ***Acceptance of Prior Acts by New Members.*** Each person by becoming a Member ratifies and agrees to be bound by all actions duly taken by the Company, pursuant to the terms of this Agreement; prior to the date such person becomes a Member.

7.09 ***Successor in Interest.*** Each individual Member shall have the unrestricted right to designate his successor (following death) as to his interests in the Company by delivering an acknowledged instrument in writing to a Manager. The Company and the other Members shall honor any such designation as a contractual obligation hereunder. In the absence of any such designation, the Company and the other Members shall recognize the deceased Member's heirs at law as his or her successors in interest hereunder (as determined by the Company and the other Members according to the laws of intestate succession of the deceased Member's state of domicile). No such actual or deemed designation shall be treated as a testamentary transfer within the meaning of any statute's requirements for one's last will and testament.

7.10 ***Waivers; Waiver of Partition.*** No right under this Agreement may be waived, except by an instrument in writing signed by the party sought to be charged with the waiver. Each Member expressly waives any right that he may have to maintain any action for partition with respect to the Company's property or assets.

7.11 ***Confidentiafity.*** No Member, without the other Members' express written consent, may divulge to others any information not already known to the public pertinent to the services, customers or operations of the Company, whether before or after the Company's termination.

7.12   *Counterparts*. This Agreement may be executed in any number of counterparts with the same effect as if all parties hereto had all signed the same document. All counterparts shall be construed together and shall constitute one agreement.

IN WITNESS WHEREOF, the parties have read, understood, signed and delivered this document effective as of the day and year first set forth above.

Manager (s):



_____
Dineshkumar Patel



_____
Chirag Babubhai Jetani

Members:



_____
Dineshkumar Patel



_____
Chirag Babubhai Jetani



_____
Kiritbhai Nathubhai Vaghani

_____
Manish Ravjibhai Patel



_____
Bharatkumar Arjanbhai Kakadiya

_____
Sneh Rajubhai Savani

_____
Ashokbhai Dashrathbhai Sanghani

_____
Nikul Premjibhai Godhani

DIAMANTE BLOCKCHAIN LLC, Limited Liability Company



By: _____
Dineshkumar Patel, Manager



_____
Chirag Babubhai Jetani, Manager